September 28, 2010	Via Facsimile and Via EDGAR
Ms. Amanda Ravitz
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trinity Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 18, 2010 File No. 001-06903
Dear Ms. Ravitz,
     On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s responses to the comments regarding the Company’s (i) Form 10-K for the year ended December 31, 2009 and (ii) Schedule 14A dated April 1, 2010, as set forth in the letter from the Securities and Exchange Commission (“SEC”) dated September 17, 2010.
The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments.
Form 10-K for the Fiscal Year Ended December 31, 2009
Risk Factors, page 7
1.	SEC Comment: We note your disclosure in the first paragraph under this heading that the risks listed “include, but are not limited to, the risks described below. Additional risks and uncertainties not presently known to us or that we currently consider immaterial........may impair our business operations.” Please confirm that in future filings you will disclose all known material risks and remove all references to risks not disclosed.

Response: The Company will revise the first paragraph under the Risk Factors heading in future filings to clarify that all known material risks have been disclosed. Additionally, all references to risks not disclosed will be removed. The revised paragraph will read as follows:
     “There are risks and uncertainties that could cause our actual results to be materially different from those indicated by forward-looking statements that we make from time to time in filings with the Securities and Exchange Commission (“SEC”), news releases, reports, proxy statements, registration statements, and other written communications, as well as oral forward-looking statements made from time to time by representatives of our Company. All known material risks and uncertainties are described below. The cautionary statements below discuss important factors that could cause our business, financial condition, operating results, and cash flows to be materially adversely affected. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements contained herein. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.”
Schedule 14A
Executive Compensation, page 21
2.	SEC Comment: We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Company conducted a detailed risk assessment of its compensation policies and practices for its employees, including its executive officers, to reach the conclusion that disclosure was not necessary. The Company’s Internal Audit group reviewed the Company’s compensation policies and practices (the “Compensation Policies”), and met with the Company’s management to discuss risks presented by the Compensation Policies. Based on these discussions, and a review of the Compensation Policies, the Internal Audit group assessed the likelihood and potential impact of the risk presented by the Compensation Policies.

The Internal Audit group presented its findings to the Company’s Risk Management Committee (the “Committee”), consisting of a cross-section of corporate and business segment executives that meets quarterly to review identified risks and assess exposures. The Committee considered the Internal Audit group’s findings and assessments and concluded that the Compensation Policies were not reasonably likely to have a material adverse effect on the Company. Based on this conclusion, no disclosure was required under Item 402(s) of Regulation S-K.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let me know if you have any further questions after reviewing the Company’s response. You can reach me at 214-589-8412.
Respectfully,
/s/ James E. Perry
James E. Perry
Vice President and Chief Financial Officer
Trinity Industries, Inc.

cc:	Timothy R. Wallace — Chairman, Chief Executive Officer, and President
Leldon E. Echols — Trinity Industries, Inc. Audit Committee Chairman
S. Theis Rice — Vice President and Chief Legal Officer
Jared S. Richardson — Associate General Counsel and Secretary
Mary E. Henderson — Vice President, Corporate Controller, and Chief Accounting Officer